CM

03001747

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

TC 2/24/03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED FEB 14 2003 WASH. D.C. 155 SECTION PROCESSING

SEC FILE NUMBER
8- 34474

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 31, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hammond & Botzum, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

453 S. Orange Street
(No and Street)

Orange (City) California (State) 92866 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charlie A. Botzum, III (714) 771-6977
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/3/03

OATH OR AFFIRMATION

I, Charles A. Botzum, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hammond & Botzum, Incorporated, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Orange
Subscribed and sworn (~~or affirmed to~~)
before me this 14th day of Feb., 2003

Susan L. Snider
Notary Public

[signature]
Signature

Pres
Title

SUSAN L. SNIDER
Commission # 1234561
Notary Public - California
Orange County
My Comm. Expires Sep 13, 2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Hammond & Botzum, Inc.

I have audited the accompanying statement of financial condition of Hammond & Botzum, Inc. (a California Corporation) as of December 31, 2002 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Hammond & Botzum, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-IV are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 8, 2003

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Hammond & Botzum, Inc.
Statement of Financial Condition
December 31, 2002

Assets

Cash and cash equivalents	$ 80,863
Receivable from clearing firm	5,547
Deposits held at clearing	2,500
Cash in reserve	2,556
Cash surrender value life insurance	65,075
Receivable from officer	28,381
Furniture & equipment, net of $18,729 accumulated depreciation	–
Investment	3,300
Total assets	$ 188,222

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable	$ 1,250
Income taxes payable	1,472
Total liabilities	2,722
Stockholder's equity	
Common stock, $0.01 par value, 500,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in capital	33,990
Retained earnings	151,500
Total stockholder's equity	185,500
Total liabilities and stockholder's equity	$ 188,222

The accompanying notes are an integral part of these financial statements.

Hammond & Botzum, Inc.
Statement of Income
For the Year Ended December 31, 2002

Revenues	
Commissions	$ 94,855
Interest income	1,291
Total revenues	96,146
Expenses	
Commissions and floor brokerage	8,198
Communications	2,642
Occupancy and equipment rental	18,726
Taxes, licenses and fees, other than income taxes	1,983
Other operating expenses	49,174
Total expenses	80,723
Income (loss) before provision for income taxes	15,423
Income tax provision	
Income tax provision	2,272
Total income tax provision	2,272
Net income (loss)	$ 13,151

The accompanying notes are an integral part of these financial statements.

Hammond & Botzum, Inc.
Statement of Changes in Stockholder's Capital
For the Year Ended December 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2002	$ 10	$ 33,990	$ 138,349	$ 172,349
Net income (loss)	–	–	13,151	13,151
Balance at December 31, 2002	$ 10	$ 33,990	$ 151,500	$ 185,500

The accompanying notes are an integral part of these financial statements.

Hammond & Botzum, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)		$ 13,151
Adjustments to reconcile net income to net cash and cash equivalents used in operating activities:		
(Increase) decrease in:		
Receivable from clearing firm	$ (3,832)	
Prepaid expenses	1,000	
Cash surrender value life insurance	(3,463)	
Receivable from officer	(11,068)	
(Decrease) increase in:		
Accounts payable	(1,250)	
Income taxes payable	1,472	
Total adjustments		(17,141)
Net cash and cash equivalents used in operating activities		(3,990)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Increase in cash in reserve	6	
Net cash and cash equivalents provided by investing activities		6
CASH FLOWS FROM FINANCING ACTIVITIES:		–
Net decrease in cash and cash equivalents		(3,984)
Cash and cash equivalents at beginning of year		84,847
Cash and cash equivalents at end of year		$ 80,863

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for:	
Interest	$ –
Income taxes	$ –

The accompanying notes are an integral part of these financial statements.

Hammond & Botzum, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2002

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Hammond & Botzum, Inc. (the "Company") was incorporated in California on April 16, 1985, as a registered broker/dealer in securities under the Securities Exchange Act of 1934, as amended. The Company is a member of the National Association of Securities Dealers (NASD), the Municipal Securities Rulemaking Board (MSRB) and the Securities Investor Protection Corporation (SIPC). The Company does not handle or maintain securities in its physical possession nor does it maintain customer accounts. All transactions for accounts of customers are cleared through another member firm on a fully disclosed basis.

The Company arranges simultaneous purchases and sales of municipal securities on behalf of its clients. Therefore, each broker receivable for an uncompleted transaction is principally offset by a broker payable for the same transaction. Under the continuous net settlement method all transactions net immediately.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis.

Advertising and promotion costs are expensed as incurred. For the year ended December 31, 2002 the Company charged $12,511 to other operating expenses for advertising costs.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

The Company has fully depreciated furniture and equipment of $18,729. Furniture and equipment, have been depreciated over the estimated useful lives of the related assets. Depreciation was computed using the straight-line method for both financial statement and income tax purposes.

Note 2: CASH AND SECURITIES SEGREGATED UNDER THE FEDERAL AND OTHER REGULATIONS

Cash of $2,556 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. (See schedule II)

Note 3: CASH SURRENDER VALUE OF LIFE INSURANCE

The Company carries a life insurance policy on its books. This policy is owned by the Company, with the Company listed as the beneficiary. The policy is carried at its cash surrender value, with resulting gains and losses included in revenues. For the year ended December 31, 2002, the Company included $3,463 in other operating expenses for the change in the cash surrender value of the life insurance policy.

The face value of the life insurance policy at December 31, 2002, was $200,000, covering the officer.

At December 31, 2002 the cash surrender value of the life insurance policy was $65,075.

Note 4: INVESTMENT

This investment is a security valued at cost. This security was offered primarily to NASD members and purchased through a Private Placement Memorandum. The security is currently trading in limited markets, but the Company has elected not to treat the investment as a marketable security. Therefore, the investment will be carried at cost and treated as a non–allowable assets for the net capital computation.

If the Company elected to treat the investment as a marketable security at December 31, 2002, the Company would have to record $300 in unrealized losses. However, the remaining balance of $3,000 would be an allowable asset, net of haircuts, for the net capital computation.

Note 5: RELATED PARTY TRANSACTIONS

The Company rents its office space on a month to month basis from Charles A. Botzum, III, an officer and sole shareholder of the Company. During the year ended December 31, 2002, the company paid $18,726 to the officer for office rent.

Note 5: RELATED PARTY TRANSACTIONS (Continued)

The Company earned approximately a third of its commission income from C.A. Botzum & Co., Charles A. Botzum, III holds 12,500 shares of C.A. Botzum & Co., (approximately 4% of the outstanding stock).

The officer and shareholder of the Company has entered into an agreement with the Company that any reimbursable expenses and charges for rent for the office space are subordinated of the minimum net capital requirement of the Company.

Note 6: RECEIVABLE FROM OFFICER

This receivable is non-interest bearing and due on demand.

Note 7: INCOME TAXES

For the year ended December 31, 2002, the Company recorded the following tax provision.

Current Federal Taxes	$ 1,080
Current State Taxes	1,192
Total income tax provision	$ 2,272

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but on December 31, 2002, the Company's net capital of $153,819 exceeded the minimum net capital requirement by $3,819; and the Company's ratio of aggregate indebtedness ($2,722) to net capital was 0.02:1, which is less than the 15 to 1 maximum ratio required.

Hammond & Botzum, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2002

Computation of net capital		
Stockholder's equity		
Common stock	$ 10	
Additional paid-in capital	33,990	
Retained earnings	151,500	
Total stockholder's equity		$ 185,500
Less:		
Non allowable assets		
Receivable from officer	(28,381)	
Investment	(3,300)	
Net adjustments to capital and subordinated loans		(31,681)
Net Capital		153,819
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 182	
Minimum dollar net capital required	150,000	
Net capital required (greater of above)		150,000
Excess net capital		$ 3,819
Percentage of aggregate indebtedness to net capital	0.02:1	

There was a material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2002 (See Schedule III).

See independent auditor's report.

Hammond & Botzum, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2002

Credit Balances		
Free credit balances and other credit balances in customers' security accounts	$ –	
Customers' securities failed to receive	–	
Total credits		$ –
Debit Balances		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	–	
Failed to deliver of customers' securities not older than 30 calendar days	–	
Total debits		–
Reserve Computation		
Excess of total credits over total debits		$ –
Reserve required at 105%		$ –
Amount held on deposit in reserve account at December 31, 2002		$ 2,556
Deposit (withdrawal) after year end		–
Amount in reserve account		$ 2,556

There was no material difference between reserve requirements here and reserve requirements as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2002.

See independent auditor's report.

Hammond & Botzum, Inc.
Schedule III - Reconciliation of Net Capital and
Reserve Requirements Under Rule 15c3-3
As of December 31, 2002

Net Capital as calculated per audit report	$ 153,819
Net Capital as calculated per broker-dealer's most recent filing of Form X-17a-5, Part II, December 31, 2002	154,080
Net difference in computation of net capital	$ (261)
Audit adjustments	
Increase in cash surrender value of life insurance	$ 1,211
Accrual of income tax provision	(1,472)
Net difference in computation of net capital	$ (261)
Reserve requirement as calculated per audit report	$ –
Reserve requirement as calculated per broker-dealer's most recent filing of Form X-17a-5, Part II, December 31, 2002	–
Net difference in computation of reserve requirements	$ –

See independent auditor's report.

Hammond & Botzum, Inc.
Schedule III - Reconciliation of Net Capital and
Reserve Requirements Under Rule 15c3-3
As of December 31, 2002

Information relating to possession or control requirements is not applicable to Hammond & Botzum, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.

Hammond & Botzum, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2002

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Hammond & Botzum, Inc.

In planning and performing my audit of the financial statements of Hammond & Botzum, Inc. for the year ended December 31, 2002, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Hammond & Botzum, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities Exchange Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities Exchange Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 8, 2003